Golden Heaven Group Holdings Ltd.

April 2, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Scott Anderegg

Re:	Golden Heaven Group Holdings Ltd.
Registration Statement on Form F-1, as amended
Initially Filed on March 7, 2025
File No. 333-285647

Dear Mr. Anderegg:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Golden Heaven Group Holdings Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on April 4, 2025, or as soon thereafter as practicable.

Very truly yours,

Golden Heaven Group Holdings Ltd.

By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer